Publication: South China Morning Post
Page: B25

Date: 17 April 2007
Where Published: Hong Kong

FPC Exemption No: (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

ANNOUNCEMENT

CONNECTED TRANSACTION

The Board is pleased to announce that on 2 April 2007, Indofood, a 51.5% owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Pacific Carriers as Vendor for the purchase by Indofood from the Vendor of shares representing 35% of the issued share capital of Pacsari, for an aggregate consideration of US$25,636,488 (equivalent to approximately HK$199,964,606). The consideration for the Acquisition, which was completed on 2 April 2007, was satisfied in cash from the internal resources of Indofood.

Pacsari, which is principally engaged in shipping operations, was an existing subsidiary of Indofood prior to the Acquisition, with Indofood holding 55% of the issued share capital of Pacsari. Accordingly, following completion of the Acqusition, Indofood now owns 90% of the issued share capital of Pacsari.

The Vendor was a substantial shareholder of Pacsari, a subsidiary of Indofood and the Company at the time of the Acquisition. Accordingly, the Acquisition is a connected transaction for the Company under Rule 14A.13(1)(a) of the Listing Rules.

Each of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Acquisition is less than 2.5% but one or more of the percentage ratios exceeds 0.1%. Accordingly, the Acquisition is subject to the disclosure and reporting requirements under Rule 14A.32 of the Listing Rules, but no shareholders' approval is required under the Listing Rules.

Details of the Acquisition will be included in the published annual report of the Company for the financial year ending 31 December 2007 in accordance with Rule 14A.45 of the Listing Rules.

ACQUISITION

The Board is pleased to announce that on 2 April 2007, Indofood, a 51.5% owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Pacific Carriers as Vendor for the purchase by Indofood from the Vendor of shares representing 35% of the issued share capital of Pacsari, for an aggregate consideration of US$25,636,488 (equivalent to approximately HK$199,964,606). The consideration for the Acquisition, which was completed on 2 April 2007, was arrived at after arms length negotiations between the parties on normal commercial terms and comprises an amount of US$24,705,118 (equivalent to approximately HK$192,699,920) based on the adjusted net tangible asset value of the shares purchased and an amount of US$931,370 (equivalent to approximately HK$7,264,686) determined by reference to the profits of Pacsari derived from two of its vessels (being the only two vessels owned by it) up to one week before the respective expiry of their then existing charter arrangements, being 12 April and 31 May 2007, respectively. The original purchase cost to the Vendor of the 35% shareholding in Pacsari to be sold to Indofood was S$2,975,000 (equivalent to approximately HK$15,272,476). The Acquisition was completed on 2 April 2007 and the purchase consideration was satisfied in cash from the internal resources of Indofood. The profit for Pacsari before taxation and extraordinary items for the financial years ended 31 December 2005 and 31 December 2006 are US$4,134,131 (equivalent to approximately HK$32,246,222) and US$3,800,495 (equivalent to approximately HK$29,643,861), respectively. The profits of Pacsari after taxation and extraordinary items for the years ended 31 December 2005 and 31 December 2006 are US$4,108,550 (equivalent to approximately HK$32,046,690) and US$3,726,670 (equivalent to approximately HK$29,068,026), respectively.

RATIONALE FOR THE ACQUISITION

Pacsari, which is principally engaged in shipping operations, was an existing subsidiary of Indofood prior to the Acquisition, with Indofood holding 55% of Pacsari's issued share capital. Following completion of the Acquisition, Indofood now owns 90% of the issued share capital of Pacsari, with the remaining 10% being held by a third party which is otherwise independent of the Company and its subsidiaries and their respective directors, chief executives and substantial shareholders. The directors of Indofood and the Board believe that Pacsari's shipping business has favourable prospects and that the increase of Indofood's interest in Pacsari resulting from the Acquisition will benefit Indofood and the Company and their respective shareholders.

LISTING RULES IMPLICATIONS OF THE ACQUISITION

The Vendor was a substantial shareholder of Pacsari at the time of the Acquisition and Pacsari was an existing subsidiary of the Company. Accordingly, the Vendor was a connected person of the Company and the Acquisition constitutes a connected transaction for the Company under Rule 14A.13(1)(a) of the Listing Rules. Each of the percentage ratios (as defined in the Listing Rules) in respect of the Acquisition is less than 2.5%, but one or more percentage ratio exceeds 0.1%. Accordingly, the Acquisition is subject to the disclosure and reporting requirements under Rule 14A.32 of the Listing Rules but no shareholders approval is required under the Listing Rules.

Details of the Acquisition will be included in the published annual report of the Company for the financial year ending 31 December 2007 in accordance with Rule 14A.45 of the Listing Rules.

The Board (including the independent non executive directors of the Company) consider that the Sale and Purchase Agreement has been entered into on normal commercial terms, that such terms are fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Asia. The Company's principal business interests relate to telecommunications, consumer food products and infrastructure.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products. Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturers by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

INFORMATION IN RESPECT OF THE VENDOR

The Vendor's principal business activity is as a dry bulk operator, with other core activities including ship owning, ship management, container feeder and breakbulk operations. As described above, the Vendor was a connected person of the Company at the time of the Acquisition because it was a substantial shareholder in a subsidiary of the Company. However, except for its 35% shareholding in Pacsari, which was the subject of the Acquisition, the Vendor was and is an independent third party and is not otherwise connected with the Company or its subsidiaries or their respective directors, chief executives or substantial shareholders. The Vendor is a wholly owned subsidiary of Kuok (Singapore) Limited, a public company limited by shares incorporated in Singapore.

DEFINITIONS

"Acquisition"	the acquisition by Indofood of shares representing 35% of the issued share capital of Pacsari from the Vendor under the Sale and Purchase Agreement;
"Board"	the board of directors of the Company;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and having its shares listed on The Stock Exchange of Hong Kong Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia with limited liability whose shares are listed on the Jakarta and Surabaya Stock Exchanges and which is a 51.5% owned subsidiary of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Sale and Purchase Agreement"	the sale and purchase agreement dated 2 April 2007 entered into by Indofood and the Vendor for the purchase by Indofood from the Vendor of shares representing 35% of the issued share capital of Pacsari;
"Vendor"	Pacific Carriers Ltd , a company incorporated in Singapore; and
"Pacsari"	Pacsari Pte Ltd., a company incorporated in Singapore.

References above to "US$" are to United States Dollars; "HK$" are to Hong Kong Dollars and "S$" are to Singapore Dollars. Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rates of US$1.00 = HK$7.8 = S$1.5194.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 16 April, 2007

As at the date of this announcement, the Board of the Company comprises the following directors.

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

END